Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three months ended March 31,
	2014	2013
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests	$13,507	$15,639
Add:
Distributed income of unconsolidated joint ventures	1,318	293
Amortization of capitalized interest	128	127
Interest expense	14,920	12,876
Portion of rent expense - interest factor	523	511
Total earnings	30,396	29,446

Fixed charges:
Interest expense	14,920	12,876
Capitalized interest and capitalized amortization of debt issue costs	832	48
Portion of rent expense - interest factor	523	511
Total fixed charges	$16,275	$13,435

Ratio of earnings to fixed charges	1.9	2.2